Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

IMCO RECYCLING INC.,

SILVER FOX ACQUISITION COMPANY

and

COMMONWEALTH INDUSTRIES, INC.

Dated as of June 16, 2004

i

(continued)

(continued)

(continued)

Exhibits
Exhibit 1.05(a) – Restated Certificate of Incorporation
Exhibit 6.07 – Affiliate Letter
Exhibit 6.14(a) – Amendment to Parent By-laws
Exhibit 6.14(c)-1 – Chairman and Chief Executive Post-Merger Compensation Agreement
Exhibit 6.14(c)-2 – Chief Financial Officer Post-Merger Compensation Agreement
Exhibit 7.02(d)-1 – Parent, Merger Sub and parent of Merger Sub Tax Opinion Representation Letter
Exhibit 7.02(d)-2 – Company Tax Opinion Representation Letter

AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2004 (this “Agreement”), among IMCO Recycling Inc., a Delaware corporation (“Parent”), Silver Fox Acquisition Company, a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Commonwealth Industries, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent, the Company and Merger Sub are hereby agreeing to enter into a business combination transaction pursuant to which Merger Sub shall merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (ii) has recommended the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) (i) has approved and adopted this Agreement and the other transactions contemplated by this Agreement and (ii) has recommended that the stockholders of Parent vote to approve the issuance of shares of common stock, par value $.10 per share, of Parent (“Parent Common Stock”) to the stockholders of the Company pursuant to the terms of the Merger and this Agreement (the “Share Issuance”); and

WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms hereof and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the merger (the “Closing”) shall take place at the offices of Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas, at 9:00 a.m. on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

SECTION 1.03. Effective Time. As promptly as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, in such form as is required by the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

SECTION 1.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation; By-laws.

(a) The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended as of the Effective Time to be and read in its entirety in the form set forth in Exhibit 1.05(a) and, as so amended, such Restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.

(b) At the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

SECTION 1.06. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to Closing, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) each share of common stock, par value $.01 per share (“Company Common Stock” and all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”), issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b)) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive 0.815 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

(b) each share of Company Common Stock held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; provided, however, that no such cancellation shall be effective if and to the extent that the Board of the Surviving Corporation determines that such cancellation could require the recognition of gain for Tax purposes; and

(c) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

SECTION 2.02. Exchange of Certificates.

(a) Exchange Agent. As promptly as practicable after the Effective Time, Parent shall deposit, or shall cause to be deposited, with ChaseMellon Shareholder Services or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01 as of the Effective Time, and cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e), and, if applicable, dividends or other distributions with respect to such Parent Common Stock (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable (but no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a

Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled and returned to the Company. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined in Section 3.05(a)), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and paid prior to such surrender with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) No Further Rights in Company Common Stock. All shares of Parent Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

(ii) Parent shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (B) the average of the per share closing prices on the New York Stock Exchange (“NYSE”) of shares of Parent Common Stock during the ten consecutive trading days ending on (and including) the trading day immediately preceding the Closing Date.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of the Company Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of the Company Common Stock (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(h)).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

SECTION 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

SECTION 2.04. Company Stock Options.

(a) All options (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Commonwealth Industries, Inc. 1995 Stock Incentive Plan, as amended and restated April 23, 1999, the Commonwealth Industries, Inc. 1997 Stock Incentive Plan, as amended and restated April 23, 1999, (collectively, the “Company Stock Option Plans”), shall, in accordance with the terms of such plans, be fully vested upon, and shall remain outstanding following, the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. From and after the Effective Time, each Company Stock Option (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as were applicable under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder immediately prior to the Effective Time, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio; and (B) the exercise price per share of Parent Common Stock shall be an amount equal to the exercise price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded upward to the nearest full cent).

(b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.04 after giving effect to the Merger). Such notice shall include the number of shares of Parent Common Stock for which such person’s Substitute Options may be exercised and all applicable exercise prices thereunder. Parent shall comply with the terms of all such Substitute Options and ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.04. On the date of the Effective Time, the shares of Parent Common Stock subject to Substitute Options shall be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form filed with the SEC, and Parent shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Parent Common Stock subject to Substitute Options to be listed on the NYSE and such other exchanges as Parent shall determine.

(c) On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary action such that, with respect to each member of the Company Board and each employee and officer of the Company that is subject to Section 16 of the Exchange Act, the acquisition by such person of Parent Common Stock or Substitute Options in the Merger and the disposition by any such person of Parent Common Stock or Company Stock Options pursuant to the transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

SECTION 2.05. No Appraisal Rights/Dissenting Shares. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Company Common Stock in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the definitive disclosure schedule (denoted in writing as such) that has been delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) or as set forth in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and (iii) the Company’s Current Reports on Form 8-K filed on (A) May 7, 2004, (B) June 7, 2004 and (C) June 14, 2004, the Company hereby represents and warrants to Parent that:

SECTION 3.01. Corporate Organization.

(a) The Company and each Subsidiary of the Company (each such Subsidiary, a “Company Subsidiary”) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Merger or any of the transactions contemplated by this Agreement (collectively, the “Transactions”) or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of organization of each Company Subsidiary and the percentage interest of each Company Subsidiary owned by the Company and the other Company Subsidiaries in the aggregate, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Other than as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02. Certificate of Incorporation and By-Laws. The Company has heretofore made available to Parent a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.

SECTION 3.03. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of June 16, 2004, (i) 16,034,397 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by Company Subsidiaries, and (iv) 2,668,052 shares of Company Common Stock could be issued pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the Company Stock Option Plans. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03, and except for the rights (the “Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of March 6, 1996 (the “Company Rights Agreement”), between the Company and National City Bank, as rights agent, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of the Company Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Section 3.03(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Stock Option was granted; (ii) the number of shares of Company Common Stock subject to such Company Stock Option; (iii) the exercise price of such Company Stock Option; (iv) the date on which such Company Stock Option was granted; (v) the applicable vesting schedule; and (vi) the date on which such Company Stock Option expires. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except for the Company Rights Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in applicable Contracts. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter (“Voting Debt”).

(b) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share owned by the Company or another Company Subsidiary is owned by such person free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other similar encumbrances of any nature whatsoever.

(c) No action of the shareholders of the Company is required to enter into, or consummate the sale of shares contemplated by, the Stock Purchase Agreement dated June 4, 2004, between Southwire Company and CI Holdings, Inc.

SECTION 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger, other than obtaining the Requisite Company Vote (as defined below) and the filing and recordation of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the certificate of incorporation or by-laws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement (oral or written), lease, license, permit, franchise or other instrument (“Contract”) or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences described in such clauses which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the competition Laws of Germany and filing and recordation of the Certificate of Merger, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.06. Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits held by the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in default, breach or violation of (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Contract, Company Permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.07. SEC Filings; Financial Statements.

(a) The Company has filed all forms, statements, reports and documents required to be filed or, if permissible, furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2001 (collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of its filing date, each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and no Company Subsidiary is required to file any form, report or other document with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments of a generally recurring nature).

(c) Except as and to the extent set forth in the Company SEC Reports filed by the Company prior to the date hereof, neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) their performance obligations under Contracts existing on the date hereof or under applicable Law, in each case to the extent arising after the date hereof, (ii) liabilities and obligations incurred in the ordinary course of business since the Audit Date and (iii) liabilities and obligations which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and which in each case would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report and has made such certifications and statements filed prior to the date hereof available to Parent. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 3.07(d) of the Company Disclosure Schedule lists, and the Company has made available to Parent, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The management of the Company has disclosed, based on its most recent evaluation as of the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and all material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) known to the Company as of the date of such evaluation which are reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 2003 (the “Audit Date”), except as expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and there has not been any Company Material Adverse Effect. In addition, since the Audit Date and through the date hereof, neither the Company nor any Company Subsidiary has:

(a) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(b) (i) acquired (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets; (ii) disposed of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets; or (iii) incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise become responsible for, the material obligations of any person other than any wholly owned Subsidiary, or made any material loans or advances, or granted any material security interest in any of its assets;

(c) paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or

(d) commenced or settled any material Action.

SECTION 3.09. Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority that (a) has had, or would reasonably be expected to have, a Company Material Adverse Effect or (b) as of the date hereof seeks to materially delay or prevent the consummation of the Transactions. Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, that would reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.10. Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such plan is subject to ERISA, and including any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)) and all bonus, stock option, stock appreciation rights, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts, whether legally enforceable or not, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under ERISA, and (iii) any Contracts, arrangements or understandings between the Company or any Company Subsidiary and any employee or former employee of the Company or any Company Subsidiary including, without limitation, any Contracts, arrangements or understandings relating in any way to a sale of the Company or any Company Subsidiary (collectively, the “Company Plans”). The Company has made available to Parent a true and complete copy of (i) such Company Plans and all Contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record-keeping agreements, each as in effect on the date hereof, and, in the case of any Company Plan that is not in written form, Parent has been supplied with an accurate description of such Company Plan as in effect on the date hereof, (ii) the most recently filed Internal Revenue Service (“IRS”) Form 5500 for each Company Plan, if any, (iii) the most recent summary plan description for each Company Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Company Plan that is intended to qualify under Section 401(a) of the Code, (v) the most recently prepared actuarial report or financial statement, if any, relating to a Company Plan and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Plan have been made available to Company, and (vi) all correspondence from the IRS or the Department of Labor received within the prior three years which relates to a Company Plan. There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in employee participation or coverage under, any Company Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

Each Company Plan (other than employment or severance agreements) can be unilaterally terminated or amended by the Company without incurring material liability thereunder on no more than 90 days’ notice. No notice has been received by the Company of an increase or proposed increase in the cost of a Company Plan.

(b) None of the Company Plans is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any entity (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code (“ERISA Affiliate”) could, as of the date hereof, incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). To the Company’s knowledge, (i) no Company Multiemployer Plan is the subject of any proceeding brought by the PBGC and (ii) none of the Company or any Company ERISA Affiliate has received notice from any Company Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or that an excise tax has been imposed, or that such plan intends to terminate or has terminated, (iii) neither the Company nor any ERISA Affiliate has incurred any liability (including any indirect, contingent or secondary liability) to or on account of a Multiemployer Plan, pursuant to Section 409, 502(1), 515, 4062, 4063, 4064, 4069, 4201, 4204 or 4212 of ERISA or Section 401(a)(29), 4971 or 4975 of the Code that could reasonably be expected to have a Material Adverse Effect individually or in the aggregate and no condition exists which presents a material risk to the Company or any ERISA Affiliate of incurring such a liability; and (iv) using actuarial assumptions and computation methods consistent with Part 1 of subtitle E of Title IV of ERISA, as of December 31, 2002, the Company and its ERISA Affiliates have no withdrawal liability under such Multiemployer Plans in the event of a complete withdrawal therefrom.

None of the Company Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. None of the Company Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary. Each of the Company Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Each Company Plan (other than any Multiemployer Plans) is operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) that would reasonably be expected to have a Company Material Adverse Effect and, to the knowledge of the Company, no fact or event exists that would give rise to any such Action that would reasonably be expected to have a Company Material Adverse Effect.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code.

(e) Neither the Company nor any ERISA Affiliate has engaged in or has any knowledge of a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan unless such transaction is exempt under Section 408 of ERISA or Section 4975 of the Code. Neither the Company nor any Company Subsidiary has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

(f) All contributions, premiums or payments required to be made with respect to any Company Plan have been made on or before their due dates.

SECTION 3.11. Labor and Employment Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) as of the date hereof, there are no ongoing collective bargaining agreement negotiations which are scheduled to begin prior to the date of the consummation of the Transactions;

(ii) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract, and there are no grievances outstanding against the Company or any Company Subsidiary under any such Contract;

(iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or, to the knowledge of the Company, any claims concerning representation by a union or any collective bargaining unit under the National Labor Relations Act involving employees of the Company or any Company Subsidiary;

(iv) as of the date hereof, there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary;

(v) there are no demands, claims or threats of suit by former or current employees which assert “whistleblower” claims under any Law; and

(vi) there are no government Contracts which subject the Company to Executive Order No. 11246 and there are no proceedings or audits underway or known to be scheduled by the Office of Federal Contract Compliance Programs.

The consent of the labor unions which are a party to the collective bargaining agreements listed in Section 3.11 of the Company Disclosure Schedule is not required to consummate the Transactions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Company Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing;

(ii) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices;

(iii) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is as of the date hereof pending or threatened with respect to the Company; and

(iv) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or employ any person.

SECTION 3.12. Property and Leases.

(a) As of the date hereof, the Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as have not had, and would not reasonably be expected, individually or in the aggregate, to have, a Company Material Adverse Effect.

(b) Each parcel of real property together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the owner thereof or its affiliates attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing (the “Real Property”) owned by the Company or any Company Subsidiary (the “Company Owned Real Property”) (i) is owned free and clear of all mortgages, pledges, liens (statutory or otherwise), security interests, conditional and installment sale agreements, encumbrances, charges, other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title or imperfection of title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated financial statements (or notes thereto) contained in the Company SEC Reports, and (ii) is, as of the date hereof, neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been threatened.

(c) As of the date hereof, the Company or a Company Subsidiary has a valid leasehold interest in the Real Property leased by the Company or any Company Subsidiary (the

“Company Leased Real Property” and together with the Company Owned Real Property, the “Company Real Property”), free and clear of any Liens other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated balance sheets (or notes thereto) contained in the Company SEC Reports, except for any Liens upon the Company Leased Real Property that do not materially and adversely affect the current use of the Company Leased Real Property. Since the date of the last audited balance sheets contained in the Company SEC Reports filed prior to the date hereof, neither the Company nor the Company Subsidiaries have assigned, transferred, conveyed, mortgaged or encumbered any of their interests in any Company Leased Real Property. With respect to each Company Leased Real Property, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the related lease agreement is a valid and binding agreement of the Company or a Company Subsidiary and is in full force and effect and (ii) there are no defaults, breaches or events which, with notice or lapse of time, would constitute a default or breach thereunder attributable to any action (or failure to act) on the part of the Company or the Company Subsidiaries, or to the Company’s knowledge, attributable to any action (or failure to act) of any other party thereunder.

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and there are no contractual or legal restrictions that preclude or restrict the ability to use any Company Real Property for the purposes for which it is currently being used as of the date hereof (or if any exist, such restrictions have been waived).

SECTION 3.13. Intellectual Property.

(a) The Company and the Company Subsidiaries own, free and clear from all liens or encumbrances except Permitted Liens, or have legally enforceable license rights for or otherwise possess legally enforceable rights to all of the Intellectual Property necessary for the operation of their respective businesses as presently conducted (“Company Intellectual Property”) (except to the extent that such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights and other laws of equity).

(b) Section 3.13(b) of the Company Disclosure Schedule lists all registered Company Intellectual Property and all Company Intellectual Property for which there is an application for registration outstanding as of the date hereof, in each case owned by the Company or a Company Subsidiary (“Company Owned Intellectual Property”).

(c) Section 3.13(c) of the Company Disclosure Schedule lists all licenses, sublicenses or other agreements to which the Company or any of the Company Subsidiaries is a party and pursuant to which the Company or the Company Subsidiaries is authorized to use any third party Intellectual Property that is material to the conduct of the Company’s business as it is currently conducted.

(d) Section 3.13(d) of the Company Disclosure Schedule lists all licenses, sublicenses or other agreements as to which the Company or any of the Company Subsidiaries is a party and pursuant to which any other entity is authorized to use any Company Owned Intellectual Property that is material to conduct of the Company’s business as it is currently conducted (other than ordinary and customary user licenses granted to the customers).

(e) All employees of the Company have assigned to the Company inventions and other Intellectual Property conceived, developed or created in the course of their employment, except where failures to do so could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The licenses listed in Section 3.13(c) of the Company Disclosure Schedule are in full force and effect, and there has not been any uncured default in any obligation to be performed by the Company or a Company Subsidiary under such licenses. To the knowledge of the Company, no claim has been asserted, nor are there any claims that could be asserted, alleging that the licenses that have been granted to the Company or a Company Subsidiary have been terminated or otherwise diminished.

(g) To the knowledge of the Company, no claims have been made nor have any proceedings been commenced or threatened that challenge the validity, enforceability or subsistence of any of the Company Intellectual Property.

(h) The Company and each of the Company Subsidiaries have taken commercially reasonable and appropriate steps to protect and preserve the trade secrets and confidential information related to or used in connection with all the Company Owned Intellectual Property not otherwise protected by patents.

(i) Neither the Company nor any of the Company Subsidiaries has received written notice of, or become aware of, any unauthorized use, disclosure, infringement, threatened infringement, misappropriation or other violation of any of the Company Owned Intellectual Property by any third party, including any employee, former employee or independent contractor of the Company or the Company Subsidiaries, in each case any of which would be materially detrimental to the conduct of the Company’s business as currently conducted.

(j) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate the intellectual property rights of any third party in a manner that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.14. Taxes.

(a) The Company and the Company Subsidiaries have filed any and all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid any and all Taxes required to be paid, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings or payments that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is asserting or, to the knowledge of the Company, threatening to assert, against the Company or any

Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as at March 31, 2004 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.

(b) There are no Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any of the Company Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Company Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years. To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) Neither the Company nor any of the Company Subsidiaries is subject to any agreement or legal requirement for the sharing of Taxes or is obligated to indemnify any other person for Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement shall remain in effect after the date of Closing. Neither the Company nor any Company Subsidiary shall be required to recognize income in a taxable period after the date of Closing that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the date of Closing that resulted in a deferred reporting of income from such transaction or from such change in accounting method.

(d) The Company has determined that an “ownership change” within the meaning of Section 382 of the Code occurred in the Company’s 1995 taxable year and not in any subsequent tax year of the Company, and that the “annual limitation” on tax attributes available to the Company resulting from such ownership change has been properly calculated in the manner specified by the Code and properly reflected on the Company’s Tax Returns.

SECTION 3.15. Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has violated or is in violation of any Environmental Law under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Company or any Company Subsidiary pursuant to any Environmental Law;

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the properties currently or formerly owned, leased, operated or otherwise used by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in concentrations or under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Company or any Company Subsidiary pursuant to any Environmental Law;

(c) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has incurred, or received written notice of, any liability for any off-site contamination by Hazardous Substances;

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has incurred, or received written notice of any claim for, any liability under any Environmental Law;

(e) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, there are not any existing, pending or, to the knowledge of the Company or any Company Subsidiary, threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other governmental entity directed against the Company or any Company Subsidiary that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations by the Company or any Company Subsidiary of any Environmental Law, (iii) personal injury or property damage claims relating to a release of chemicals or Hazardous Substances, or (iv) response, removal, or remedial costs under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) or any similar state law;

(f) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, the Company and each Company Subsidiary has all permits, licenses and other authorizations required under any Environmental Law for the operation of the business as presently conducted (“Environmental Permits”) and the Company and the Company Subsidiaries are in compliance in all material respects with such permits, licenses and other authorizations;

(g) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the Company Real Property is listed or, to the knowledge of the Company and the Company Subsidiaries, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA or any analogous federal, state or local list; and

(h) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, to the knowledge of the Company and the Company Subsidiaries, all Hazardous Substances generated by the Company and any Company Subsidiary have been transported, stored, treated and disposed of by carriers or treatment, storage and disposal facilities authorized or maintaining permits under applicable Environmental Laws.

SECTION 3.16. Amendment to Company Rights Agreement. The Company has amended the Company Rights Agreement so that (a) none of the approval, execution, delivery, announcement or performance of this Agreement or the consummation of the Merger or any other transactions contemplated hereby shall result in (i) Parent, Merger Sub or any other affiliate of Parent being, becoming or being deemed an “Acquiring Person,” (ii) the occurrence of a “Stock Acquisition Date,” or (iii) the occurrence of a “Separation Time,” or the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Shares, and (b) the Rights shall expire pursuant to the terms of the Company Rights Agreement no later than the Effective Time. All capitalized terms in quotation marks in this Section 3.16 shall have the meanings assigned to such terms in the Company Rights Agreement.

SECTION 3.17. Material Contracts.

(a) Subsections (i) through (vii) of Section 3.17(a) of the Company Disclosure Schedule contain a list of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date hereof (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule being referred to as the “Material Company Contracts”):

(i) all Contracts that are not for the purchase, sale, processing or tolling of metal and that are reasonably expected to involve consideration of more than $500,000, in the aggregate, in any calendar year;

(ii) all Contracts evidencing outstanding indebtedness for money borrowed and capital lease obligations (including, without limitation, any Contract pursuant to which the Company or any Company Subsidiary has sold, conveyed or otherwise transferred, or granted a security interest in, receivables) in a principal amount of $1,000,000 or more (“Company Debt Agreement”);

(iii) all Contracts for the purchase, sale, processing or tolling of metal for an amount in excess of $5,000,000;

(iv) all leases of real property leased for the use or benefit of the Company or any Company Subsidiary;

(v) all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, market research, marketing consulting and advertising Contracts to which the Company or any Company Subsidiary is a party; and

(vii) all management Contracts (excluding Contracts for employment) and Contracts with other consultants, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) each Material Company Contract is a legal, valid and binding agreement;

(ii) neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Company Contract and, as of the date hereof, neither the Company nor any Company Subsidiary has received any claim of default under any Material Company Contract;

(iii) to the Company’s knowledge, as of the date hereof, no other party is in breach or violation of, or default under, any Material Company Contract; and

(iv) neither the execution of this Agreement nor the consummation of any Transactions shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Company Contract.

The Company has furnished or made available to Parent true and complete copies of all Material Company Contracts, including any amendments thereto.

SECTION 3.18. Insurance.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage (including, without limitation, any directors’ and officers’ liability insurance policies) as of the date hereof, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Company Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Company Subsidiaries are engaged.

(b) With respect to each insurance policy required to be set forth on Section 3.18(a) of the Company Disclosure Schedule: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect or has been cancelled prior to the date hereof; and (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

(c) At no time subsequent to December 31, 2000 and prior to the date hereof has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums shall be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.18(a) of the Company Disclosure Schedule shall not be available in the future substantially on the same terms as are now in effect.

SECTION 3.19. Board Approval; Vote Required.

(a) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has duly (i) approved this Agreement and the

Transactions and declared their advisability, and (ii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (as defined below). The Company has been advised by its directors and executive officers that they intend as of the date hereof to vote all Shares beneficially owned by them in favor of adoption of this Agreement.

(b) The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Requisite Company Vote”).

SECTION 3.20. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

SECTION 3.21. Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 3.22. Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation and by-laws is applicable to the Shares, the Merger or the Transactions. Assuming the accuracy of Parent’s representations and warranties contained in Section 4.20 (Ownership of Company Capital Stock), the board of directors of the Company has taken all action so that the restrictions on “business combinations” in Section 203 of the DGCL with respect to Parent and Merger Sub will not apply to the Company as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 3.23. Hedging Arrangements. As of the date hereof, (a) except as set forth in the Company SEC Reports filed in 2004 prior to the date of this Agreement, (b) except for Hedging Arrangements entered into by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice since the date of such Company SEC Reports, and (c) except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is bound by any Hedging Arrangement.

For the purposes of this Agreement, a “Hedging Arrangement” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit related events or conditions or any indexes or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the definitive disclosure schedule (denoted in writing as such) that has been delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) or as set forth in (i) Parent’s Annual Report on Form 10-K for the year ended December 31, 2003, (ii) Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and (iii) Parent’s Current Report on Form 8-K filed on May 28, 2004, Parent hereby represents and warrants to the Company that:

SECTION 4.01. Corporate Organization.

(a) The Parent and each Subsidiary of Parent (each such Subsidiary, a “Parent Subsidiary”) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Each of Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) A true and complete list of all the Parent Subsidiaries, together with the jurisdiction of organization of each Parent Subsidiary and the percentage interest of each Parent Subsidiary owned by Parent and the other Parent Subsidiaries in the aggregate, is set forth in Section 4.01(b) of the Parent Disclosure Schedule. Other than as set forth in Section 4.01(b) of the Parent Disclosure Schedule, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 4.02. Certificate of Incorporation and By-Laws. Parent has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of Parent and each Parent Subsidiary. Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of Parent consists of (i) 40,000,000 shares of Parent Common Stock and (ii) 8,000,000 shares of preferred stock, par value $.10 per share (“Parent Preferred Stock”). As of June 15, 2004, (i) 17,157,537 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and since such date and prior to the execution of this Agreement, no shares of Parent Common Stock have been issued (except pursuant to Parent Stock Options issued prior to the date hereof), (ii) 1,834,178 shares of Parent Common Stock were held in the treasury of Parent, (iii) no shares of Parent Common Stock were held by Parent Subsidiaries, and (iv) 153,949 shares of Parent Common Stock could be issued pursuant to outstanding employee stock options or stock incentive rights (“Parent Stock Options”) granted pursuant to the IMCO Recycling Inc. Annual Incentive Program, IMCO Recycling Inc. Amended and Restated Stock Option Plan and IMCO Recycling Inc. 1992 Stock Option Plan (the “Parent Stock Option Plans”). As of the date of this Agreement, no shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Parent or any of the Parent Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Section 4.03(a) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Stock Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Parent Stock Option was granted; (ii) the number of shares of Parent Common Stock subject to such Parent Stock Option; (iii) the exercise price of such Parent Stock Option; (iv) the date on which such Parent Stock Option was granted; (v) the applicable vesting schedule; and (vi) the date on which such Parent Stock Option expires. Parent has made available to the Company accurate and complete copies of all stock option plans pursuant to which Parent has granted such Parent Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Parent Stock Options. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of Parent Subsidiary. All outstanding shares of Parent Common Stock, all outstanding Parent Stock Options, and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in applicable Contracts. Parent does not have outstanding any Voting Debt.

(b) Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share owned by Parent or another Parent Subsidiary is owned by such person free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on Parent’s or any Parent Subsidiary’s voting rights, charges and other similar encumbrances of any nature whatsoever.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $1.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by a wholly-owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01 (i) shall be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Parent’s certificate of incorporation or by-laws or any agreement to which the Parent is a party or by which the Parent is bound and (ii) shall, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

SECTION 4.04. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by Parent and Merger Sub, the performance of this Agreement by Parent and the consummation by Parent and Merger Sub of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger, other than (i) obtaining the Requisite Parent Vote, and (ii) with respect to the Transactions, the filing and recordation of the Certificate of Merger. No action of the shareholders of Parent is required to adopt the amendment to the Bylaws of Parent set forth in Exhibit 6.14(a). This Agreement has been adopted by all necessary corporate and shareholder action of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, (i) conflict with or violate the certificate of incorporation or by-laws or any equivalent organizational documents of Parent or any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Parent Subsidiary pursuant to, any Contract or obligation to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences described in such clauses which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, the HSR Act, the competition Laws of Germany and filing and recordation of the Certificate of Merger, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.06. Permits; Compliance. Each of Parent and the Parent Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of Parent and the Parent Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits held by the Parent or any Parent Subsidiary is pending or, to the knowledge of Parent, threatened, except where the failure to have, or the suspension or cancellation of, any of the Parent Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in default, breach or violation of (a) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any Contract, Parent Permit, franchise or other instrument or obligation to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any property or asset of Parent or any Parent Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the

Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.07. SEC Filings; Financial Statements.

(a) Parent has filed all forms, statements, reports and documents required to be filed or, if permissible, furnished by it with the SEC since December 31, 2001 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of its filing date, each Parent SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act as the case may be, and no Parent Subsidiary is required to file any form, report or other document with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments of a generally recurring nature).

(c) Except as and to the extent set forth in the Parent SEC Reports filed by Parent prior to the date hereof, neither Parent nor any Parent Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) their performance obligations under Contracts existing on the date hereof or under applicable Law, in each case to the extent arising after the date hereof, (ii) liabilities and obligations incurred in the ordinary course of business since the Audit Date and (iii) liabilities and obligations which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement, and which in each case, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Parent has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Parent SEC Report and has made such certifications and statements filed prior to the date hereof available to Parent. Parent maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and the Parent Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. Section 4.07(d) of the Parent Disclosure Schedule lists, and Parent has made available to the Company, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The management of the Parent has disclosed, based on its most recent evaluation as of the date of this Agreement, to the Parent’s outside auditors and the audit committee of the Board of Directors of the Parent (i) all significant deficiencies and all material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) known to Parent as of the date of such evaluation which are reasonably likely to materially and adversely affect the Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Parent’s internal controls over financial reporting.

SECTION 4.08. Absence of Certain Changes or Events. Since the Audit Date, except as expressly contemplated by this Agreement, Parent and the Parent Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and there has not been any Parent Material Adverse Effect. In addition, since the Audit Date and through the date hereof, neither the Parent nor any Parent Subsidiary has:

(a) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Parent Subsidiary to the Parent or any other wholly owned Parent Subsidiary;

(b) (i) acquired (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets; (ii) disposed of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets; or (iii) incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise become responsible for, the material obligations of any person other than any wholly owned Subsidiary, or made any material loans or advances, or granted any material security interest in any of its assets;

(c) paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or

(d) commenced or settled any material Action.

SECTION 4.09. Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary, before any Governmental Authority that (a) has had, or would reasonably be expected to have, a Parent Material Adverse Effect or (b) as of the date hereof seeks to materially delay or prevent the consummation of the Transactions. Neither Parent nor any Parent Subsidiary nor any material property or asset of Parent or any Parent Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, that would reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule lists (i) all employee benefit plans within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA, and including any Multiemployer Plan), and all bonus, stock option, stock appreciation rights, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts, whether legally enforceable or not, to which Parent or any Parent Subsidiary is a party, with respect to which Parent or any Parent Subsidiary has any obligation or which are maintained, contributed to or sponsored by Parent or any Parent Subsidiary for the benefit of any current or former employee, officer or director of Parent or any Parent Subsidiary, (ii) each employee benefit plan for which the Parent or any Parent Subsidiary could incur liability under ERISA, and (iii) any Contracts, arrangements or understandings between Parent or any Parent Subsidiary and any employee or former employee of Parent or any Parent Subsidiary including, without limitation, any Contracts, arrangements or understandings relating in any way to a sale of Parent or any Parent Subsidiary (collectively, the “Parent Plans”). Parent has made available to the Company a true and complete copy of (i) such Parent Plans and all Contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record-keeping agreements, each as in effect on the date hereof, and, in the case of any Parent Plan that is not in written form, Company has been supplied with an accurate description of such Parent Plan as in effect on the date hereof, (ii) the most recently filed IRS Form 5500 for each Parent Plan, if any, (iii) the most recent summary plan description for each Parent Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Parent Plan that is intended to qualify under Section 401(a) of the Code, (v) the most recently prepared actuarial report or financial statement, if any, relating to a Parent Plan and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Plan have been made available to Company, and (vi) all correspondence from the IRS or the Department of Labor received within the prior three years which relates to a Parent Plan. There has been no amendment to, announcement by Parent or any Parent Subsidiary relating to, or change in employee participation or coverage under, any Parent Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

Each Parent Plan (other than employment and severance agreements) can be unilaterally terminated or amended by Parent without incurring material liability thereunder on no more than 90 days’ notice. No notice has been received by the Parent of an increase or proposed increase in the cost of a Parent Plan.

(b) None of the Parent Plans is a Multiemployer Plan or a Multiple Employer Plan. None of the Parent Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates Parent or any Parent Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates Parent or any Parent Subsidiary to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. None of the Parent Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Parent or any Parent Subsidiary. Each of the Parent Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Each Parent Plan is operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the knowledge of Parent, threatened with respect to any Parent Plan (other than claims for benefits in the ordinary course) that would reasonably be expected to have a Parent Material Adverse Effect and, to the knowledge of Parent, no fact or event exists that would give rise to any such Action that would reasonably be expected to have a Parent Material Adverse Effect.

(d) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Parent is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code.

(e) Neither Parent nor any ERISA Affiliate of Parent has engaged in or has any knowledge of a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Plan unless such transaction is exempt under Section 408 of ERISA or Section 4975 of the Code. Neither Parent nor any Parent Subsidiary has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

(f) All contributions, premiums or payments required to be made with respect to any Parent Plan have been made on or before their due dates.

SECTION 4.11. Labor and Employment Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) As of the date hereof, there are no ongoing collective bargaining agreement negotiations which are scheduled to begin prior to the date of the consummation of the Transactions;

(ii) neither the Parent nor any Parent Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract, and there are no grievances outstanding against the Parent or any Parent Subsidiary under any such Contract;

(iii) there are no unfair labor practice complaints pending against the Parent or any Parent Subsidiary before the National Labor Relations Board or to the knowledge of Parent, any claims concerning representation by a union or any collective bargaining unit under the National Labor Relations Act involving employees of the Parent or any Parent Subsidiary;

(iv) as of the date hereof, there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Parent, threat thereof, by or with respect to any employees of the Parent or any Parent Subsidiary;

(v) there are no demands, claims or threats of suit by former or current employees which assert “whistleblower” claims under any Law; and

(vi) there are no government Contracts which subject the Parent to Executive Order No. 11246 and there are no proceedings or audits underway or known to be scheduled by the Office of Federal Contract Compliance Programs.

The consent of the labor unions which are a party to the collective bargaining agreements listed in Section 4.11 of the Parent Disclosure Schedule is not required to consummate the Transactions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) the Parent and the Parent Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Parent or any Parent Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing;

(ii) neither the Parent nor any Parent Subsidiary is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices;

(iii) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is as of the date hereof pending or threatened with respect to the Parent; and

(iv) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Parent or any Parent Subsidiary has employed or employ any person.

SECTION 4.12. Property and Leases.

(a) As of the date hereof, Parent and the Parent Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each parcel of Real Property owned by Parent or any Parent Subsidiary (the “Parent Owned Real Property”) (i) is owned free and clear of all Liens, other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated financial statements (or notes thereto) contained in the Parent SEC Reports, and (ii) is, as of the date hereof, neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Parent, has any such condemnation, expropriation or taking been threatened.

(c) As of the date hereof, Parent or a Parent Subsidiary has a valid leasehold interest in the Real Property leased by the Parent or a Parent Subsidiary (the “Parent Leased Real Property” and together with the Parent Owned Real Property, the “Parent Real Property”), free and clear of any Liens other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated balance sheets (or notes thereto) contained in the Parent SEC Reports, except for any Liens upon the Parent Leased Real Property that do not materially and adversely affect the current use of the Parent Leased Real Property. Since the date of the last audited balance sheets contained in the Parent SEC Reports filed prior to the date hereof, neither the Parent nor the Parent Subsidiaries have assigned, transferred, conveyed, mortgaged or encumbered any of their interests in any Parent Leased Real Property. With respect to each Parent Leased Real Property, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) the related lease agreement is a valid and binding agreement of the Parent or a Parent Subsidiary and is in full force and effect and (ii) there are no defaults, breaches or events which, with notice or lapse of time, would constitute a default or breach thereunder attributable to any action (or failure to act) on the part of the Parent or the Parent Subsidiaries, or to the Parent’s knowledge, attributable to any action (or failure to act) of any other party thereunder.

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, and there are no contractual or legal restrictions that preclude or restrict the ability to use any Parent Real Property for the purposes for which it is currently being used as of the date hereof (or if any exist, such restrictions have been waived).

SECTION 4.13. Intellectual Property.

(a) The Parent and the Parent Subsidiaries own, free and clear from all liens or encumbrances except Permitted Liens, or have legally enforceable license rights for or otherwise possess legally enforceable rights to all of the Intellectual Property necessary for the operation of their respective businesses as presently conducted (“Parent Intellectual Property”) (except to the extent that such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights and other laws of equity).

(b) Section 4.13(b) of the Parent Disclosure Schedule lists all registered Parent Intellectual Property and all Parent Intellectual Property for which there is an application for registration outstanding as of the date hereof, in each case owned by Parent or a Parent Subsidiary (“Parent Owned Intellectual Property”).

(c) Section 4.13(c) of the Parent Disclosure Schedule lists all licenses, sublicenses or other agreements to which the Parent or any of the Parent Subsidiaries is a party and pursuant to which the Parent or the Parent Subsidiaries is authorized to use any third party Intellectual Property that is material to the conduct of the Parent’s business as it is currently conducted.

(d) Section 4.13(d) of the Parent Disclosure Schedule lists all licenses, sublicenses or other agreements as to which the Parent or any of the Parent Subsidiaries is a party and pursuant to which any other entity is authorized to use any Parent Owned Intellectual Property that is material to conduct of the Parent’s business as it is currently conducted (other than ordinary and customary user licenses granted to the customers).

(e) All employees of Parent have assigned to Parent inventions and other Intellectual Property conceived, developed or created in the course of their employment, except where such failures to do so could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) The licenses listed in Section 4.13(c) of the Parent Disclosure Schedule are in full force and effect, and there has not been any uncured default in any obligation to be performed by the Parent or a Parent Subsidiary under such licenses. To the knowledge of Parent, no claim has been asserted, nor are there any claims that could be asserted, alleging that the licenses that have been granted to the Parent or a Parent Subsidiary have been terminated or otherwise diminished.

(g) To the knowledge of the Parent, no claims have been made nor have any proceedings been commenced or threatened that challenge the validity, enforceability or subsistence of any of the Parent Intellectual Property.

(h) The Parent and each of the Parent Subsidiaries have taken commercially reasonable and appropriate steps to protect and preserve the trade secrets and confidential information related to or used in connection with all the Parent Owned Intellectual Property not otherwise protected by patents.

(i) Neither the Parent nor any of the Parent Subsidiaries has received written notice of, or become aware of, any unauthorized use, disclosure, infringement, threatened infringement, misappropriation or other violation of any of the Parent Owned Intellectual Property by any third party, including any employee, former employee or independent contractor of the Parent or the Parent Subsidiaries, in each case any of which would be materially detrimental to the conduct of the Parent’s business as currently conducted.

(j) To the knowledge of the Parent, the conduct of the business of the Parent and the Parent Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate the intellectual property rights of any third party in a manner that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.14. Taxes.

(a) Parent and the Parent Subsidiaries have filed any and all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid any and all Taxes required to be paid, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings or payments that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is asserting or, to the knowledge of Parent, threatening to assert, against Parent or any Parent Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither Parent nor any Parent Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as at March 31, 2004 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.

(b) There are no Tax liens upon any property or assets of Parent or any of the Parent Subsidiaries except liens for current Taxes not yet due. Neither Parent nor any of the Parent Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Parent or any of the Parent Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) Neither Parent nor any Parent Subsidiaries is subject to any agreement or legal requirement for the sharing of Taxes or is obligated to indemnify any other person for Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement shall remain in effect after the date of Closing. Neither Parent nor any Parent Subsidiary shall be required to recognize income in a taxable period after the date of Closing that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the date of Closing that resulted in a deferred reporting of income from such transaction or from such change in accounting method.

SECTION 4.15. Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has violated or is in violation of any Environmental Law under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Parent or any Parent Subsidiary pursuant to any Environmental Law;

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the properties currently or formerly owned, leased, operated or otherwise used by the Parent or any Parent Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in concentrations or under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Parent or any Parent Subsidiary pursuant to any Environmental Law;

(c) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has incurred, or received written notice of, any liability for any off-site contamination by Hazardous Substances;

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has incurred, or received written notice of any claim for any liability under any Environmental Law;

(e) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, there are not any existing, pending or, to the knowledge of the Parent or any Parent Subsidiary, threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other governmental entity directed against the Parent or any Parent Subsidiary that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations by the Parent or any Parent Subsidiary of any Environmental Law, (iii) personal injury or property damage claims relating to a release of chemicals or Hazardous Substances, or (iv) response, removal, or remedial costs under CERCLA or any similar state law;

(f) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, the Parent and each Parent Subsidiary has all Environmental Permits and the Parent and the Parent Subsidiaries are in compliance in all material respects with such permits, licenses and other authorizations;

(g) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the Parent Real Property is listed or, to the knowledge of the Parent and the Parent Subsidiaries, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA or any analogous federal, state or local list; and

(h) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, to the knowledge of the Parent and the Parent Subsidiaries, all Hazardous Substances generated by the Parent and any Parent Subsidiary have been transported, stored, treated and disposed of by carriers or treatment, storage and disposal facilities authorized or maintaining permits under applicable Environmental Laws.

SECTION 4.16. Material Contracts.

(a) Subsections (i) through (vii) of Section 4.16 of the Parent Disclosure Schedule contain a list of the following types of Contracts to which Parent or any Parent Subsidiary is a party as of the date hereof (such Contracts as are required to be set forth in Section 4.16(a) of the Parent Disclosure Schedule being referred to as the “Material Parent Contracts”):

(i) all Contracts that are not for the purchase, sale, processing or tolling of metal and that are reasonably expected to involve consideration of more than $500,000, in the aggregate, in any calendar year;

(ii) all Contracts evidencing outstanding indebtedness for money borrowed and capital lease obligations (including, without limitation, any Contract pursuant to which Parent or any Parent Subsidiary has sold, conveyed or otherwise transferred, or granted a security interest in, receivables) in a principal amount of $1,000,000 or more (“Parent Debt Agreement”);

(iii) all Contracts for the purchase, sale, processing or tolling of metal for an amount in excess of $5,000,000;

(iv) all leases of real property leased for the use or benefit of Parent or any Parent Subsidiary;

(v) all Contracts that limit, or purport to limit, the ability of Parent or any Parent Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, market research, marketing consulting and advertising Contracts to which Parent or any Parent Subsidiary is a party; and

(vii) all management Contracts (excluding Contracts for employment) and Contracts with other consultants, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of Parent or any Parent Subsidiary or income or revenues related to any product of Parent or any Parent Subsidiary to which Parent or any Parent Subsidiary is a party.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) each Material Parent Contract is a legal, valid and binding agreement;

(ii) neither Parent nor any Parent Subsidiary is in breach or violation of, or default under, any Material Parent Contract and, as of the date hereof, neither Parent nor any Parent Subsidiary has received any claim of default under any Material Parent Contract;

(iii) to Parent’s knowledge, as of the date hereof, no other party is in breach or violation of, or default under, any Material Parent Contract; and

(iv) neither the execution of this Agreement nor the consummation of any Transactions shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of Parent or any Parent Subsidiary under any Material Parent Contract.

Parent has furnished or made available to the Company true and complete copies of all Material Parent Contracts, including any amendments thereto.

SECTION 4.17. Insurance.

(a) Section 4.17(a) of the Parent Disclosure Schedule sets forth, with respect to each insurance policy under which Parent or any Parent Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date hereof, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of Parent and the Parent Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which Parent and the Parent Subsidiaries are engaged.

(b) With respect to each insurance policy required to be set forth on Section 4.17(a) of the Parent Disclosure Schedule: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect or has been cancelled prior to the date hereof; and (ii) neither Parent nor any Parent Subsidiary is in material breach or default

(including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

(c) At no time subsequent to December 31, 2000 and prior to the date hereof has Parent or any Parent Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums shall be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 4.17(a) of the Parent Disclosure Schedule shall not be available in the future substantially on the same terms as are now in effect.

SECTION 4.18. Board Approval; Vote Required.

(a) The Parent Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held has duly (i) approved this Agreement, the Transactions and the Share Issuance, and (ii) recommended that the stockholders of Parent approve the Share Issuance and directed that the Share Issuance be submitted for consideration by Parent’s stockholders at the Parent Stockholders’ Meeting. Parent has been advised by its directors and executive officers that they intend as of the date hereof to vote all Shares beneficially owned by them in favor of the Share Issuance.

(b) The only vote of the holders of any class or series of capital stock of Parent necessary to approve this Agreement, the Merger and the Share Issuance is the affirmative vote of a majority of the votes cast with respect to the Share Issuance at the Parent Stockholders’ Meeting in favor of the approval of the Share Issuance; provided that the total vote cast with respect to the Share Issuance represents over 50% in interest of all securities entitled to vote on the Share Issuance (the “Requisite Parent Vote”).

SECTION 4.19. Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Each of Merger Sub and the parent of Merger Sub is an “Unrestricted Subsidiary,” as such term is defined in and for the purposes of the Indenture, dated as of October 6, 2003, between Parent, the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, as Trustee.

SECTION 4.20. Ownership of Company Capital Stock. As of the date of this Agreement, none of Parent, Merger Sub or any of the other Parent Subsidiaries is the beneficial owner of any shares of capital stock of the Company.

SECTION 4.21. Opinion of Financial Advisor. Parent has received the opinion of Citigroup Global Markets, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to Parent.

SECTION 4.22. Brokers. No broker, finder or investment banker (other than Citigroup Global Markets) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.23. Takeover Statutes. No Takeover Statute or any anti-takeover provision in the Parent’s certificate of incorporation and by-laws is applicable to the Parent Common Stock or the Transactions.

SECTION 4.24. Hedging Arrangements. As of the date hereof, (a) except as set forth in the Parent SEC Reports filed in 2004 prior to the date of this Agreement, (b) except for Hedging Arrangements entered into by the Parent or any Parent Subsidiary in the ordinary course of business consistent with past practice since the date of such Parent SEC Reports, and (c) except as would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of the Parent Subsidiaries is bound by any Hedging Arrangement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01. Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) Except as expressly contemplated by other provisions of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(i) amend or otherwise change the Company’s certificate of incorporation or by-laws, or the certificate of incorporation, by-laws or equivalent organizational documents of any Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock or Voting Debt of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, except for (I) pursuant to the Company Rights Agreement (subject to Section 3.16), (II) the issuance of any shares of capital stock pursuant to Company Stock Options outstanding on the date hereof or (III) the granting of stock options, restricted stock awards or restricted stock units (or any combination thereof) with respect to an aggregate of up to 100,000 shares of Company Common Stock under any existing Company Plan to employees who are not subject to a change of control provision in any such Company Plan that is triggered by the Merger or (B) any assets of Company or any Company Subsidiary, except in the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other Company Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or any Company Subsidiary (except with respect to direct or indirect wholly-owned Subsidiaries of the Company);

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, assets for a purchase price or having a fair market value of greater than $3,000,000 in the aggregate; (B) dispose of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets outside the ordinary course of business consistent with past practice; (C) except for intercompany indebtedness between the Company and, or among, wholly-owned direct or indirect Company Subsidiaries and borrowings or proceeds under existing credit facilities (including through sales of receivables), incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than obligations of direct or indirect wholly-owned Company Subsidiaries), or make any loans or advances, or grant any security interest in any of its assets; (D) enter into any other material Contract other than in the ordinary course of business consistent with past practice; or (E) authorize, or make any commitment with respect to, any capital expenditure of the Company or the Company Subsidiaries which is in excess of the amounts set forth in Section 5.01 of the Company Disclosure Schedule;

(vi) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any Company Subsidiary, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Company Subsidiary, or establish, adopt, enter into or amend any Company Plan or collective bargaining agreement (other than a renewal of an existing collective bargaining agreement), other than any amendments (x) required by Law or (y) that would not result in a material increase in benefits thereunder;

(vii) change in any material respect its accounting principles, methods or practices as in effect on the date hereof, except as required by GAAP;

(viii) make, change or revoke any material Tax election, settle or compromise any Tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to Taxes or grant any waiver of the statute of limitations for any such claim or assessment;

(ix) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

(x) amend, modify or consent to the termination of any Material Company Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither the Company nor any Company Subsidiary shall amend, modify or consent to the termination of any Company Debt Agreement (or any rights of the Company or any Company Subsidiary thereunder) (except in connection with the Financing);

(xi) settle any material Action;

(xii) permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each item of Company Owned Intellectual Property; or

(xiii) enter into any agreement or otherwise make a binding commitment, to do any of the foregoing in violation of this Section 5.01(b).

SECTION 5.02. Conduct of Business by Parent Pending the Merger.

(a) Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.02 of the Parent Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and

(ii) Parent shall use its reasonable best efforts to preserve substantially intact the business organization of Parent and the Parent Subsidiaries, to keep available the services of the current officers, employees and consultants of Parent and the Parent Subsidiaries and to preserve the current relationships of Parent and the Parent Subsidiaries with customers, suppliers and other persons with which Parent or any Parent Subsidiary has significant business relations.

(b) Except as expressly contemplated by other provisions of this Agreement or as set forth in Section 5.02 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(i) amend or otherwise change Parent’s or Merger Sub’s certificate of incorporation or by-laws or the certificate of incorporation, by-laws or equivalent organizational documents of any Parent Subsidiary that is not wholly-owned, directly or indirectly, by Parent;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock or Voting Debt of Parent or any Parent Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or any Parent Subsidiary, except for (I) the issuance of any shares of capital stock pursuant to Parent Stock Options outstanding on the date hereof or (II) the granting of stock options, restricted stock awards or restricted stock units (or any combination thereof) with respect to an aggregate of up to 100,000 shares of Parent Common Stock under any existing Parent Plan to employees who are not subject to a change of control provision in any such Parent Plan that is triggered by the Merger or (B) any assets of Parent or any Parent Subsidiary, except in the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Parent Subsidiary to Parent or any other Parent Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of Parent or Merger Sub or any other Parent Subsidiary (except with respect to direct or indirect wholly-owned Subsidiaries of Parent);

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets for a purchase price or having a fair market value of greater than $3,000,000 in the aggregate; (B) dispose of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets outside the ordinary course of business consistent with past practice; (C) except for intercompany indebtedness between the Parent and, or among, wholly-owned direct or indirect Parent Subsidiaries and borrowings or proceeds under existing credit facilities (including through sales of receivables), incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than obligations of direct or indirect wholly-owned Parent Subsidiaries), or make any loans or advances, or grant any security interest in any of its assets; (D) enter into any other material Contract other than in the ordinary course of business consistent with past practice; or (E) authorize, or make any commitment with respect to, any capital expenditure of the Parent or the Parent Subsidiaries which is in excess of the amounts set forth in Section 5.02 of the Parent Disclosure Schedule;

(vi) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of Parent or any Parent Subsidiary, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or of any Parent Subsidiary, or establish, adopt, enter into or amend any Parent Plan or collective bargaining agreement (other than a renewal of an existing collective bargaining agreement), other than any amendments (x) required by Law or (y) that would not result in a material increase in benefits thereunder;

(vii) change in any material respect its accounting principles, methods or practices as in effect on the date hereof, except as required by GAAP;

(viii) make, change or revoke any material Tax election, settle or compromise any Tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to Taxes or grant any waiver of the statute of limitations for any such claim or assessment;

(ix) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

(x) amend, modify or consent to the termination of any Material Parent Contract, or amend, waive, modify or consent to the termination of Parent’s or any Parent Subsidiary’s material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither Parent nor any Parent Subsidiary shall amend, modify or consent to the termination of any Parent Debt Agreement (or any rights of Parent or any Parent Subsidiary thereunder);

(xi) settle any material Action;

(xii) permit any item of Parent Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each item of Parent Owned Intellectual Property; or

(xiii) enter into any agreement or otherwise make a binding commitment, to do any of the foregoing in violation of this Section 5.02(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and to be sent to the stockholders of Parent relating to the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting” and, together with the Company Stockholders’ Meeting, the “Stockholders’ Meetings”) to be held to consider approval of the Share Issuance (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Parent and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Each of Parent and the Company shall furnish to the other party all information concerning it and its business as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company and Parent shall each mail the Proxy Statement to its stockholders.

(b) (i) Subject to fiduciary duties of the Company Board under applicable Law, the Company covenants that neither the Company Board nor any committee thereof shall withdraw, modify or qualify, or publicly state that it intends to withdraw, modify or qualify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any committee thereof of this Agreement or the Merger (a “Change in Company Recommendation”), and, subject to the fiduciary duties of the Company Board under applicable Law, the Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of adoption of this Agreement; provided that the Company must be permitted to take the actions set forth in the proviso of Section 6.04(b)(ii)(C) in compliance with Section 6.04 if the Company Board is making a Change in Company Recommendation or not including its recommendation in the Proxy Statement, in each case as a result of a Competing Proposal. Nothing contained in this Section 6.01(b)(i) shall prohibit the Company from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or 14d-9 promulgated under the Exchange Act or (y) making any disclosure to the Company’s stockholders, if, in the case of this clause (y), the Company Board determines, in good faith after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel) that it is required to do so to comply with its fiduciary obligations to the Company and its stockholders under applicable Law.

(ii) Prior to effecting a Change in Company Recommendation that is not in respect of a Competing Proposal, the Company shall provide Parent, at least four business days in advance of making a Change in Company Recommendation, notice that the Company is considering making a Change in Company Recommendation and of the reason therefor (unless the Company Board determines to make such a Change in Company Recommendation at a time that is ten days or less prior to the Company Stockholders’ Meeting, in which case the Company shall only be required under this Section 6.01(b)(ii) to provide as much notice as is reasonably practicable under the circumstances prior to making such Change in Company Recommendation).

(c) (i) Subject to the fiduciary duties of the Parent Board under applicable Law, Parent covenants that neither the Parent Board nor any committee thereof shall withdraw, modify or qualify, or publicly state that it intends to withdraw, modify or qualify, in a manner adverse to the Company, the approval or recommendation by the Parent Board or any committee thereof of this Agreement, the Merger, the Share Issuance or the Transactions (a “Change in Parent Recommendation”), and, subject to the fiduciary duties of the Parent Board under applicable Law, the Proxy Statement shall include the recommendation of the Parent Board to the stockholders of Parent in favor of the Share Issuance; provided that Parent must be permitted to take the actions set forth in the proviso of Section 6.04(b)(ii)(C) in compliance with Section 6.04 if the Parent Board is making a Change in Parent Recommendation or not including its recommendation in the Proxy Statement, in each case as a result of a Competing Proposal. Nothing contained in this Section 6.01(c)(i) shall prohibit Parent from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or 14d-9 promulgated under the Exchange Act or (y) making any disclosure to Parent’s stockholders, if, in this case of this clause (y), the Parent Board determines, in good faith after consultation with independent legal counsel (who may be Parent’s regularly engaged independent legal counsel) that it is required to do so to comply with its fiduciary obligations to Parent and its stockholders under applicable Law.

(ii) Prior to effecting a Change in Parent Recommendation that is not in respect of a Competing Proposal, Parent shall provide the Company, at least four business days in advance of making a Change in Parent Recommendation, notice that the Parent is considering making a Change in Parent Recommendation and of the reason therefor (unless the Parent Board determines to make such a Change in Parent Recommendation at a time that is ten days or less prior to the Parent Stockholders’ Meeting, in which case Parent shall only be required under this Section 6.01(c)(ii) to provide as much notice as is reasonably practicable under the circumstances prior to making such Change in Parent Recommendation).

(d) No amendment or supplement to the Proxy Statement or the Registration Statement shall be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed), other than amendments or supplements resulting from incorporation of documents by reference (as required under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder). Parent and the Company each shall advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, other than amendments or supplements resulting from incorporation of documents by reference, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(e) Parent represents and warrants to the Company that the information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and Parent and (iii) the time of each of the Stockholders’ Meetings, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Parent Stockholders’ Meeting, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly so inform the Company.

(f) The Company represents and warrants to Parent that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and Parent and (iii) the time of each of the Stockholders’ Meetings, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Stockholders’ Meeting, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly so inform Parent.

SECTION 6.02. Stockholders’ Meetings.

(a) The Company shall call and hold the Company Stockholders’ Meeting as promptly as reasonably practicable after the date the Registration Statement is declared effective for the purpose of voting upon this Agreement. Parent shall call and hold the Parent Stockholders’ Meeting as promptly as reasonably practicable after the date the Registration Statement is declared effective for the purpose of voting upon the Share Issuance. Each of the Company and Parent shall use its reasonable best efforts to hold the Stockholders’ Meetings on the same day.

(b) Each of the Company and Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement or in favor of the approval of the Share Issuance, as the case may be, except in the event and to the extent that the Board of Directors of such party withdraws, modifies or qualifies in a manner adverse to the other party its recommendations to its stockholders in favor of the adoption of this Agreement or in favor of the approval of the Share Issuance, as the case may be; provided, however, that notwithstanding anything to the contrary contained in the foregoing, each of the Company and Parent shall call and hold Stockholders’ Meeting in accordance with Section 6.02(a).

SECTION 6.03. Access to Information; Confidentiality.

(a) Except as required (x) pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party or (y) pursuant to applicable Law, from the date of this Agreement until the Effective Time, the Company and Parent shall (and shall cause their respective Subsidiaries to), but subject in all respects to applicable Law: (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, financial advisors, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request.

(b) All confidential information obtained by the parties pursuant to this Agreement shall be kept confidential in accordance with those certain confidentiality agreements, each dated September 12, 2002 (the “Confidentiality Agreements”) between Parent and the Company.

(c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04. Competing Proposals.

(a) The Company and Parent each agrees that (i) neither it, nor any of its Subsidiaries, nor any of its officers and directors, nor any officers or directors of its Subsidiaries shall and (ii) each of them shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and Representatives not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent, as the case may be, or any of its material Subsidiaries or any purchase or sale of 15% or more of the assets (including, without limitation, stock of its Subsidiaries) of the Company or Parent, as the case may be, and its respective Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, voting securities of the Company or Parent, as the case may be, that, if consummated, would result in any person (or the stockholders or other equity owners of such person) beneficially owning securities representing 15% or more of the total voting power of the Company or Parent, as the case may be (or of the surviving parent entity in such transaction) (any such proposal, offer or transaction (other than a proposal or offer made by the Company or Parent, as the case may be, or an affiliate thereof) being hereinafter referred to as a “Competing Proposal”).

(b) The Company and Parent each further agrees that (i) neither it, nor any of its Subsidiaries, nor any of its officers and directors, nor any officers or directors of its Subsidiaries shall, and (ii) each of them shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Competing Proposal; provided, however, that nothing set forth in this Section 6.04 shall prevent either the Company or Parent or their respective Boards of Directors from (i) complying with its disclosure obligations pursuant to the applicable provisions of, and the rules promulgated under, Sections 14(a), 14(d) or 14(e) of the Exchange Act with regard to a Competing Proposal; and (ii) at any time prior to, but not after, the time this Agreement is adopted at the Company Stockholders’ Meeting or the Share Issuance is approved at the Parent Stockholders’ Meeting, as applicable, (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Competing Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement with non-disclosure obligations and other terms substantially similar to those contained in the Confidentiality Agreement applicable to such party; it being understood that such confidentiality agreement need not prohibit the making, or amendment, of a Competing Proposal publicly made prior to such time; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Competing Proposal; or (C) recommending such a Competing Proposal to the stockholders of the Company or Parent, as the case may be, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company or Parent, as the case may be, determines in good faith after consultation with outside legal counsel that such action, in light of the Competing Proposal and the terms of this Agreement, is necessary in order for its directors to comply with their respective fiduciary duties under applicable Law, and (y) in each case referred to in clause (B) or (C) above, the Company or Parent, as the case may be, is in compliance with this Section 6.04 and the Board of Directors of the Company or Parent, as the case may be, determines in good faith (after consultation with its financial advisor) that such Competing Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making such proposal, and, if consummated, would constitute a Superior Proposal. The Company and Parent each agrees that it will immediately, and will request that its Representatives, cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Competing Proposal. The Company and Parent each agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.04 and under the Confidentiality Agreements. The Company and Parent each agrees that it will notify the other promptly (but in any case within 12 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers, and thereafter shall keep Parent or the Company, as the case may be, informed, on a current basis (but in any case within 12 hours), on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(c) Each of the Company and Parent (the “Subject Party”) agrees that (i) during the five business day period prior to its taking any action referred to in clause (ii)(C) of the proviso in Section 6.04(b) with respect to a Competing Proposal, it and its outside legal counsel and financial advisors shall negotiate in good faith with Parent or the Company, as the case may be (the “Proposing Party”), and its outside legal counsel and financial advisors regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Proposing Party and (ii) the Subject Party may take any such action with respect to a Competing Proposal that was a Superior Proposal only if the Board of Directors of the Subject Party determines in good faith that such Competing Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which the Proposing Party shall have agreed prior to the expiration of such five business day period. The Subject Party agrees that it will deliver to the Proposing Party a new notice with respect to each Competing Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Competing Proposal to its stockholders and that a new five business day period shall commence, for purposes of this Section 6.04(c), with respect to each such revised or modified Competing Proposal from the time the Proposing Party receives such notice. Notwithstanding the foregoing, provided that the Company Board or the Parent Board, as the case may be, complies with Section 6.04(b), nothing in this section 6.04(c) shall prohibit either such board of directors from making a Change in Company Recommendation or a Change in Parent Recommendation in respect of a Competing Proposal that is received ten days or less prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, so long as the party making such change in recommendation provides notice to the other party prior to making such change.

(d) For purposes of this Agreement, “Superior Proposal” means an unsolicited bona fide written Competing Proposal which the Board of Directors of the Company or Parent, as the case may be, concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and such other matters as such Board of Directors deems relevant, (i) is more favorable to the stockholders of the Company or Parent, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (including the terms, if any, proposed by Parent or the Company, as the case may be, to amend or modify the terms of the transactions contemplated by this Agreement) and (ii) is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term “Competing Proposal” shall have the meaning assigned to such term in Section 6.04(a), except that the reference to “15% or more” in the definition of “Competing Proposal” shall be deemed to be a reference to “a majority” and the shareholders of the Company or Parent, as the case may be, would own less than 50% of the equity interests having general voting power under ordinary circumstances to elect directors of the combined entities following consummation of the Competing Proposal.

SECTION 6.05. Directors’ and Officers’ Indemnification.

(a) Parent agrees that, commencing at and from and after the Effective Time, it will indemnify and hold harmless each present and former director and officer of the Company (acting in such capacity) and each present and former director and officer of any Company Subsidiary who is or was serving in such capacity at the request of the Company, in each case determined as of the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law and the Company’s certificate of incorporation and by-laws shall be made by independent counsel (in accordance with Section 145(d) of the DGCL) agreed to by the director or officer and by the Parent.

(b) Unless the Company has prior to the Closing obtained one or more “tail” insurance policies described in the following sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with coverage no less advantageous to the insured than the policies in place immediately prior to the Effective Time) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than $1,600,000 per year, but if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be required to spend up to $1,600,000 per year for such insurance to acquire as much insurance as may be obtained. The provisions of this Section 6.05(b) shall be deemed to have been satisfied if the Company shall have obtained prepaid policies prior to the Closing, which policies provide such directors and officers with coverage no less advantageous to the insured than the policies in place immediately prior to the Effective Time for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby).

(c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or, in the case of successors of the Surviving Corporation, at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

SECTION 6.06. Notification of Certain Matters. The Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event or circumstance, the occurrence or non-occurrence of which would cause the conditions set forth in Section 7.02(a) or 7.02(b) to be incapable of satisfaction. Parent shall give prompt notice to the Company of the occurrence or non-occurrence of any event or circumstance, the occurrence or non occurrence of which would cause the conditions set forth in Section 7.03(a) or 7.03(b) to be incapable of satisfaction.

SECTION 6.07. Company Affiliates. Prior to the date of mailing of the Proxy Statement to its stockholders, the Company shall deliver to Parent a list of names and addresses of those persons who the Company determines in good faith were, in the Company’s reasonable judgment, as of the time of the Company Stockholders’ Meeting, affiliates (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act) of the Company. The Company shall provide Parent with such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 6.07, executed by each person who was an affiliate (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act) of the Company at the time of the Company Stockholders’ Meeting.

SECTION 6.08. Further Action; Reasonable Best Efforts.

(a) Subject to the terms of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and under any applicable antitrust or competition Law of any foreign Governmental Authority having jurisdiction with respect to the Merger and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other third party consents, approvals and authorizations as are necessary for the consummation of the Merger and the Transactions and to fulfill the conditions to the Merger (which, in the case of the Company, shall exclude those conditions set forth in Section 7.03(a) or (b) and, in the case of Parent, shall exclude those conditions set forth in Section 7.02(a) or (b)).

(b) Without limiting the generality of the undertakings pursuant to this Section 6.08, each of the Company and Parent agrees to take or cause to be taken the following actions: (i) the prompt provision to each and every federal, state, local or foreign Governmental Authority having jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity; (ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, including, without limitation, the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person or entity, including, without limitation, any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions and the proffer and agreement of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) no later than 60 days from the date hereof if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; and (iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.08(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(c) Notwithstanding anything contained in this Section 6.08 to the contrary, Section 6.08(b) shall not be deemed to require either Parent or the Company or any Subsidiary or affiliate thereof to take or agree to take any Action of Divestiture with respect to their respective assets which would be materially adverse to the business, financial condition, assets or results of operations of Parent and its Subsidiaries taken as a whole following the Merger (excluding the loss of any cost savings or revenue enhancements expected as a result of the Merger and the consolidated operations of Parent, the Company and their Subsidiaries thereafter). For purposes of this Agreement, an “Action of Divestiture” shall mean making proposals, executing or carrying out agreements providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to the Company, Parent or any of their respective Subsidiaries or the holding separate of capital stock of the Company, or imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Subsidiaries, to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of the business of the Company.

SECTION 6.09. Plan of Reorganization.

(a) This Agreement represents a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and shall not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, the Company does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at each of the date of the Registration Statement referred to above and the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(d) and Section 7.03(d), and the Company hereby agrees to deliver such certificates effective as of each of such dates or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(d) and Section 7.03(d). The Company shall deliver such certificates to counsel to the Company and Parent.

(c) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at each of the date of the Registration Statement referred to above and the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(d) and Section 7.03(d), and Parent hereby agrees to deliver such certificates effective as of each of such dates or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(d) and Section 7.03(d). Parent shall deliver such certificates to counsel to the Company and Parent.

SECTION 6.10. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.11. Letters of Accountants.

(a) Parent shall use its reasonable best efforts to cause to be delivered to the Company “comfort” letters of Ernst & Young LLP, Parent’s independent public accountants, dated and delivered the date on which the Registration Statement shall become effective and as of the date of the Stockholders’ Meetings, and addressed to the Company, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

(b) The Company shall use its reasonable best efforts to cause to be delivered to Parent “comfort” letters of PricewaterhouseCoopers LLP, the Company’s independent public accountants, dated and delivered the date on which the Registration Statement shall become effective and as of the date of the Stockholders’ Meetings, and addressed to Parent, in form and substance reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

SECTION 6.12. NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger and pursuant to Substitute Options, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance to NYSE, and the Company shall cooperate with Parent with respect to such listing.

SECTION 6.13. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE, each of Parent and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions.

SECTION 6.14. Governance Matters

(a) Prior to the Closing, Parent shall adopt the amendment to the Bylaws of Parent provided for in Exhibit 6.14(a) hereof and the resolutions referenced therein and shall take all actions necessary to effect the actions contemplated therein and to make such amended Bylaws effective as of the Effective Time. Prior to the Closing but having effect immediately following the Effective Time, the Parent Board shall adopt a resolution to fix the number of directors that will comprise the full Board of Directors of Parent immediately following the Effective Time to be nine, having three classes of three directors each. Of the members of the Board of Directors of Parent immediately following the Effective Time, four shall be Parent directors designated by Parent, and four shall be directors of the Company designated by the Company, and one shall be the Chairman and Chief Executive Officer of the Company. With respect to the persons to be appointed pursuant to the preceding sentence, the Parent Board shall prior to the Closing take all action necessary to cause one Company Continuing Director to be appointed to be a Class I Director of the Parent Board, one Company Continuing Director to be appointed to be a Class III Director of the Parent Board, two Company Continuing Directors to be appointed to be Class II Directors of the Parent Board and Steven Demetriou to be appointed to be a Class I Director of the Parent Board. Prior to Closing, Parent shall obtain all resignations of directors necessary to implement the terms of the foregoing sentences. No other directors or employees of Parent or the Company shall be designated to serve on the Board of Directors of Parent at the Effective Time. Each of Parent and the Company will ensure that at least three of the directors designated by it shall be independent for purposes of the rules and regulations of the NYSE. All of the persons designated by the Company to be directors of Parent shall be appointed by Parent to assume office immediately following the Effective Time.

(b) For purposes of this Agreement, (i) “Continuing Parent Directors” shall mean the directors of Parent who were selected by the Board of Directors of Parent prior to the Closing to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a) and their successors designated by a majority of the Continuing Parent Directors, (ii) “Continuing Company Directors” shall mean the directors of Parent who were selected by the Board of Directors of the Company, prior to the Closing, to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a) and their successors designated by a majority of the Continuing Company Directors, but shall not include Steven Demetriou. Prior to the Closing, Parent shall by resolution of the Parent Board reconstitute its committees of the Parent Board, effective as of immediately following the Effective Time, with (x) each such committee being comprised of four directors, with two of such members being Continuing Parent Directors and two of such members being Continuing Company Directors, and (y) the Chairmen of the Compensation Committee and Nominating and Governance Committee being Continuing Parent Directors and the Chairmen of the Audit Committee and Environmental Committee shall be Continuing Company Directors.

(c) Prior to the Closing, but having effect immediately following the Effective Time, the Parent Board shall take such actions as are necessary to cause (i) Steven Demetriou to be elected or appointed as Chief Executive Officer and Chairman of the Board of Directors of Parent as of immediately following the Effective Time, on substantially the terms set forth in Section 6.14(c)-1 of the Parent Disclosure Schedule and (ii) Mike D. Friday to be elected or appointed as Chief Financial Officer of Parent as of immediately following the Effective Time, on substantially the terms set forth in Section 6.14(c)-2 of the Parent Disclosure Schedule.

(d) Mr. Demetriou, after consultation with the Company Board and the Parent Board, may propose a new name for Parent to be effective following the Effective Time, and in such event, Parent shall take all actions necessary prior to Closing to effect, as promptly as practicable after the Effective Time, a change in the name of Parent to such name without the need for approval by shareholders of Parent.

(e) Promptly after the date hereof, the Parent Board shall adopt a resolution waiving compliance with the maximum age requirement for directors as set forth in the Corporate Governance Guidelines of Parent with respect to the directors of Parent and the Company who are to be selected by the Board of Directors of Parent and the Company, respectively, prior to the Closing to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a). The Parent Board shall maintain such resolution in effect until the successors for all such persons shall be qualified and assume office.

(f) Promptly following the date of this Agreement Parent and the Company shall each form an ad hoc committee, each of which shall be comprised of three persons who shall each be a member of the Board of Directors of Parent or the Company, as the case may be. The committees shall jointly consider and jointly make appointments with effect following the Effective Time to the officer positions of Parent who directly report to the Chief Executive Officer of the Company. Such committees shall be empowered only to determine officers who report in their capacity as officers directly to the Chief Executive Officer of Parent and shall not be permitted to make any appointment or reporting decision unless such appointment or reporting decision shall have been recommended in good faith by Steven Demetriou. The committees shall be disbanded at the Effective Time.

SECTION 6.15. Employee Benefits.

(a) Parent agrees that it shall cause the Surviving Corporation to maintain all Company Plans that are welfare benefit plans for those individuals who as of the Effective Time were employees of the Company or any of the Company Subsidiaries (other than collectively bargained employees) (the “Affected Employees”), in accordance with the terms of such Company Plans as in effect immediately before the Effective Time, without amendment, other than amendments that do not decrease benefits for participants or that are required by Law, for a period from the Effective Time through at least January 1, 2006.

(b) For all purposes under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Affected Employees after the Effective Time (the “New Plans”), each Affected Employee shall receive credit for his or her service with the Company and the Company Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and the Company Subsidiaries have given credit for prior service) for purposes of eligibility and vesting (but not (i) for purposes of eligibility for subsidized early retirement benefits, (ii) for purposes of benefit accrual under defined benefit pension plans and (iii) for any new program for which credit for benefit accrual for service prior to the effective date of such program is not given to similarly situated employees of Parent and the Parent Subsidiaries other than the Affected Employees) to the same extent as such Affected Employee was entitled, before the Effective Time, to credit for such service under a Company Plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, and without limiting the generality of the foregoing: (i) at the Effective Time, each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Plan in which such Affected Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Affected Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Affected Employee and his or her covered dependents to the extent such pre-existing condition exclusions and actively-at-work requirements were inapplicable to or had been satisfied by such Affected Employee and his or her covered dependents immediately prior to the Effective Time under the relevant Old Plan, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) With respect to matters described in this Section 6.15 relating to benefits or compensation to be provided after the Effective Time, the Company will, to the extent permitted by applicable Law, provide Parent prior to delivery with copies of any broad-based notices or other communication materials of a general nature to be delivered prior to the Effective Time.

SECTION 6.16. Financing.

(a) Parent and the Company shall, and shall cause their Subsidiaries to, cooperate and use their reasonable best efforts to complete a financing or financings (the “Financing”), which provides funds immediately following the Effective Time that are in an amount that is sufficient to (i) fully redeem the Company’s 10 3/4% Senior Subordinated Notes due 2006 together with accrued and unpaid interest thereon and (ii) refinance in full (A) the Company’s existing accounts receivables financing and credit facilities in the amounts outstanding immediately prior to the Closing and (B) Parent’s existing credit facilities in the amounts outstanding immediately prior to the Closing (the sum of such amounts, being referred to as the “Financing Amount”).

(b) Prior to the Closing, Parent and the Company shall use their reasonable best efforts to obtain a letter from the person or persons providing the Financing or from the person or persons leading any group of persons providing the Financing indicating that immediately following the Effective Time, funds in an amount equal to the Financing Amount shall be available to Parent or its Subsidiaries without any condition other than the occurrence of the Effective Time (the “Financing Letter”).

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b) Company Stockholder Approval. This Agreement shall have been adopted by the Requisite Company Vote.

(c) Parent Stockholder Approval. The Share Issuance shall have been approved by the Requisite Parent Vote.

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e) Antitrust Approvals and Waiting Periods. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All consents or approvals under any applicable antitrust or competition Law of any foreign Governmental Authority having jurisdiction with respect to the Merger, the failure to obtain which would reasonably be expected to have a Parent Material Adverse Effect following the Closing (which for purposes of measuring such effect shall include the Company and its Subsidiaries).

(f) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(g) Financing. (i)(A) The Financing Letter shall have been obtained and shall not have been withdrawn or terminated, (B) all conditions to obtaining the Financing Amount as contemplated by the Financing Letter shall have been satisfied or waived other than (I) conditions that may only be satisfied at the closing of the funding contemplated thereby (“Bring Down Conditions”) and (II) conditions requiring the completion of the Merger and (C) neither Parent nor the Company shall reasonably believe that the Bring Down Conditions will not be satisfied (or waived) immediately following the Effective Time, or (ii) (A) all conditions to obtaining the Financing Amount as contemplated by the Financing Letter shall have been satisfied or waived other than (I) Bring Down Conditions and (II) conditions requiring the completion of the Merger, and (B) neither Parent nor the Company shall reasonably believe that the Bring Down Conditions will not be satisfied (or waived) immediately following the Effective Time.

SECTION 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in the first three sentences of Section 3.03 shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) and (ii) the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein, except for the terms “material” and “materially” in Section 3.07(a), 3.07(b) and 3.08(c)) as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.02(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the President or any Executive Vice President of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Tax Opinion. Parent shall have received the opinion of Fulbright & Jaworski L.L.P., counsel to Parent based upon representations of Parent, Merger Sub and the parent of Merger Sub (which representations shall be substantially as set forth in Exhibit 7.02(d)-1) and the Company (which representations shall be substantially as set forth in Exhibit 7.02(d)-2), and normal assumptions, to the effect that, for federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub, the parent of Merger Sub and the Company shall be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Fulbright & Jaworski L.L.P. of representation letters from each of Parent and Company as contemplated in Section 6.09 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent contained in the first three sentences of Section 4.03 and the last sentence of Section 4.19 shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) and (ii) the other representations and warranties of the Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein, except for the terms “material” and “materially” in Section 4.07(a), 4.07(b) and 4.08(c)) as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.03(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Parent are not so true and correct, unless the failure of such representations and warranties of the Parent to be so true and correct, individually or in the aggregate, has had a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President or any Executive Vice President of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d) Tax Opinion. The Company shall have received the opinion of Sullivan & Cromwell LLP, counsel to the Company based upon representations of Parent, Merger Sub and the parent of Merger Sub (which representations shall be substantially as set forth in Exhibit 7.02(d)-1) and the Company (which representations shall be substantially as set forth in Exhibit 7.02(d)-2), and normal assumptions, to the effect that, for federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub, the parent of Merger Sub and the Company shall be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Sullivan & Cromwell LLP of representation letters from each of Parent and Company as contemplated in Section 6.09 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the stockholders of the Company and Parent, respectively (except as otherwise required by this Section 8.01), as follows:

(a) by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 15, 2004; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d) by Parent (at any time prior to the adoption of this Agreement by the required vote of the stockholders of the Company) if the Board of Directors of the Company or any committee thereof withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent;

(e) by the Company (at any time prior to the approval of the Share Issuance by the required vote of the stockholders of Parent) if the Board of Directors of Parent or any committee thereof withdraws, modifies or changes its recommendation of this Agreement or the Share Issuance in a manner adverse to the Company;

(f) by either Parent or the Company if this Agreement shall fail to receive the Requisite Company Vote at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;

(g) by either Parent or the Company if the Share Issuance shall fail to receive the Requisite Parent Vote at the Parent Stockholders’ Meeting or at any adjournment or postponement thereof;

(h) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 8.01(h) unless such breach is not cured within 30 days after notice of such breach is provided by Parent to the Company;

(i) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 8.01(i) unless such breach is not cured within 30 days after notice of such breach is provided by the Company to Parent;

(j) by Parent if the Company Stockholders’ Meeting (or any adjournment or postponement thereof) is not held by December 10, 2004; provided that Parent’s failure to fulfill any obligations under this Agreement has not been the cause of, or resulted in, the failure of the Company Stockholders’ Meeting to be held by such date; or

(k) by the Company if the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) is not held by December 10, 2004; provided that the Company’s failure to fulfill any obligations under this Agreement has not been the cause of, or resulted in, the failure of the Parent Stockholders’ Meeting to be held by such date.

SECTION 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.03, (b) for the provisions of Article IX and (c) nothing herein shall relieve any party from liability for any willful breach of this Agreement prior to such termination; provided, however, that the Confidentiality Agreements shall survive any termination of this Agreement in accordance with their respective terms.

SECTION 8.03. Fees and Expenses.

(a) Except as set forth in this Section 8.03, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction contemplated hereunder is consummated, except that the Company and Parent shall each pay one-half of all expenses relating to printing, filing and mailing the Registration Statement and the Proxy Statement (excluding all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) reasonably incurred by a party or on its behalf.

(b) The Company agrees that:

(i) if (1) Parent shall terminate this Agreement pursuant to (A) Section 8.01(d) or (B) Section 8.01(h) (but in the case of this clause (1)(B) only if such termination is a result of the Company materially breaching its obligations under this Agreement by reason of a failure to call the Company Stockholders’ Meeting in accordance with Section 6.02 or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.01(a)), (2)(A) in the case of clause (1)(A) above, after the date hereof and prior to the time of such withdrawal, modification or change of recommendation a bona fide Competing Proposal with respect to the Company shall have been publicly announced and not withdrawn prior to the time of such withdrawal, modification or change of recommendation, and (B) in the case of clause (1)(B) above, after the date hereof and prior to such termination a bona fide Competing Proposal with respect to the Company shall have been publicly announced, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(ii) if (1) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(f) or Parent shall terminate this Agreement pursuant to Section 8.01(j), (2) after the date hereof a bona fide Competing Proposal with respect to the Company shall have been publicly announced and not withdrawn prior to (A) in the case of Section 8.01(f), the Company Stockholders’ Meeting and (B) in the case of Section 8.01(j), such termination, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(iii) if (1) the Company shall terminate this Agreement pursuant to Section 8.01(b), (2) after the date hereof and prior to the time of such termination a bona fide Competing Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company with respect to the Company and not withdrawn prior to such termination, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition with the person who made such Competing Proposal (or any affiliate, successor or assignee thereof) within 12 months after the date of such termination;

then the Company shall pay to Parent promptly (but in any event no later than two business days after the Company enters into an agreement providing for or consummates such a Third Party Acquisition) a fee of $3,500,000 (the “Fee”) together with all of Parent’s reasonably documented expenses related to the Merger and this Agreement through the date of termination, up to a maximum of $2,000,000, which amounts shall be payable in immediately available funds.

(c) Parent agrees that:

(i) if (1) the Company shall terminate this Agreement pursuant to (A) Section 8.01(e) or (B) Section 8.01(i) (but in the case of this clause (1)(B) only if such termination is a result of Parent materially breaching its obligations under this Agreement by reason of a failure to call the Parent Stockholders’ Meeting in accordance with Section 6.02 or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.01(a)), (2)(A) in the case of clause (1)(A) above, after the date hereof and prior to the time of such withdrawal, modification or change of recommendation a bona fide Competing Proposal with respect to Parent shall have been publicly announced and not withdrawn prior to the time of such withdrawal, modification or change of recommendation and (B) in the case of clause (1)(B) above, after the date hereof and prior to such termination a bona fide Competing Proposal with respect to Parent shall have been publicly announced and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(ii) if (1) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(g) or the Company shall terminate this Agreement pursuant to Section 8.01(k), (2) after the date hereof a bona fide Competing Proposal with respect to Parent shall have been publicly announced and not withdrawn prior to (A) in the case of Section 8.01(g), the Parent Stockholders’ Meeting and (B) in the case of Section 8.01(k), such termination, and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(iii) if (1) Parent shall terminate this Agreement pursuant to Section 8.01(b), (2) after the date hereof and prior to the time of such termination a bona fide Competing Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of Parent with respect to Parent and not withdrawn prior to such termination, and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition with the person who made such Competing Proposal (or any affiliate, successor or assignee thereof) within 12 months after the date of such termination;

then Parent shall pay to the Company promptly (but in any event no later than two business days after Parent enters into an agreement providing for or consummates such a Third Party Acquisition) the Fee together with all of the Company’s reasonably documented expenses related to the Merger and this Agreement through the date of termination, up to a maximum of $2,000,000, which amounts shall be payable in immediately available funds.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement. In the event that Parent or the Company, as the case may be, shall fail to pay the Fee or any expenses required to be paid when due, the term “expenses” shall be deemed to include the costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Fee and expenses, commencing on the date that the Fee or such expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank’s Prime Rate plus 1.00%.

(e) “Third Party Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the

Company or Parent, as the case may be, pursuant to which the stockholders of such party immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or of any direct or indirect parent thereof (excluding any interest previously held by any stockholder of the Company or Parent, as the case may be, in the other party to such transaction); (ii) a sale or other disposition by the Company or Parent, as the case may be, of assets representing in excess of thirty percent (30%) of the aggregate fair market value of the business of such party immediately prior to such sale or other disposition; or (iii) an acquisition by any person or group (including by way of a tender offer or an exchange offer or an issuance of capital stock by the Company or Parent, as the case may be), directly or indirectly, of beneficial ownership of thirty percent (30%) or more of the voting power of the then outstanding shares of capital stock of the Company or Parent unless substantially all of the proceeds from such acquisition are retained by the Company or Parent, as the case may be.

SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company and the approval of the Share Issuance by the shareholders of Parent; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger, or that would otherwise require shareholder approval under applicable Law, without in each case obtaining shareholder approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Articles I and II and Sections 6.03(b) and 6.05 and this Article IX shall survive the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

IMCO Recycling Inc.
5215 N. O’Connor Boulevard, Suite 1500
Irving, Texas 75039

Attention: Legal Department
Telephone: (972) 401-7200
Facsimile: (972) 401-7345

with a copy to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Ste. 5100
Houston, Texas 77010

Attention: Marc H. Folladori
Telephone: (713) 651-5538
Facsimile: (713) 651-5246

if to the Company:

Commonwealth Industries, Inc.
500 West Jefferson Street
PNC Plaza – 19th Floor
Louisville, Kentucky 40202-2823

Attention: General Counsel
Telephone: (502) 589-8100
Facsimile: (502) 588-3923

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Attention: Eric M. Krautheimer
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

SECTION 9.03. Certain Definitions.

(a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company Material Adverse Effect” means any event, circumstance, change or effect that is materially adverse to the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (w) changes in general economic conditions or changes in securities markets in general, (x) changes in Law or GAAP or interpretations thereof, (y) the announcement of the transactions contemplated by this Agreement or (z) general changes in the industries in which the Company and its Subsidiaries operate, except in the case of clauses (w), (x) and (z) those events, circumstances, changes or effects that adversely affect the Company and its Subsidiaries to a materially greater extent than they affect other entities operating in such industries.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Adverse Effect” means any liabilities, responsibilities, claims, suits, losses, costs (including any required remediation, removal, response, abatement, clean-up, investigative, and/or monitoring costs and any other required costs and expenses), expenses, charges, assessments, liens, penalties or fines calling for the payment of funds in excess of $500,000 per occurrence, or $1,500,000 in the aggregate.

“Environmental Law” or “Environmental Laws” means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (iii) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation, (1) the terms and conditions of any license, permit, approval, or other authorization by any governmental entity, and (2) judicial, administrative, or other regulatory decrees, judgments, and orders of any governmental entity. The term “Environmental Laws” shall include, but not be limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation and

Recovery Act, 42 U.S.C. § 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., CERCLA, 42 U.S.C. § 9601 et seq., and any state, county, or local regulations similar thereto.

“Hazardous Substances” means: (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products and by-products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos, mold and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means: (i) United States, non-United States and international patents, patent applications and statutory invention registrations; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof; (iii) copyrightable works, copyrights, and registrations and applications for registration thereof; and (iv) confidential and proprietary information, including trade secrets and know-how.

“knowledge” means, with respect to any party, the actual knowledge of the executive officers of such party.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (w) changes in general economic conditions or changes in securities markets in general, (x) changes in Law or GAAP or interpretations thereof, (y) the announcement of the transactions contemplated by this Agreement or (z) general changes in the industries in which Parent and its Subsidiaries operate, except in the case of clauses (w), (x) and (z) those events, circumstances, changes or effects that adversely affect Parent and its Subsidiaries to a materially greater extent than they affect other entities operating in such industries.

“Permitted Liens” means: (i) Liens for current taxes and assessments not yet past due; (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice; (iv) all Liens shown on a current title report; and (v) all Liens that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.09
Action of Divestiture	§ 6.08(c)
Affected Employees	§ 6.15(a)
Agreement	Preamble
Audit Date	§ 3.08
Blue Sky Laws	§ 3.05(b)
Bring Down Conditions	§ 7.01(g)
CERCLA	§ 3.15(e)
Certificate of Merger	§ 1.03
Certificates	§ 2.02(b)
Change in Company Recommendation	§ 6.01(b)(i)
Change in Parent Recommendation	§ 6.01(c)(i)
Closing	§ 1.02
Closing Date	§ 1.02
Code	Recitals
Company	Preamble
Company Affiliate	§ 6.07
Company Board	Recitals
Company Common Stock	§ 2.01(a)
Company Debt Agreement	§ 3.17(a)(ii)
Company Disclosure Schedule	Article III

Company Intellectual Property	§ 3.13(a)
Company Leased Real Property	§ 3.12(c)
Company Owned Intellectual Property	§ 3.13(b)
Company Owned Real Property	§ 3.12(b)
Company Permits	§ 3.06
Company Plans	§ 3.10(a)
Company Preferred Stock	§ 3.03(a)
Company Real Property	§ 3.12(c)
Company Rights Agreement	§ 3.03(a)
Company SEC Reports	§ 3.07(a)
Company Stock Options	§ 2.04(a)
Company Stock Option Plans	§ 2.04(a)
Company Stockholders’ Meeting	§ 6.01(a)
Company Subsidiary	§ 3.01(a)
Competing Proposal	§ 6.04(a)
Confidentiality Agreements	§ 6.03(b)
Continuing Company Directors	§ 6.14(b)
Continuing Parent Directors	§ 6.14(b)
Contract	§ 3.05(a)
DGCL	Recitals
Effective Time	§ 1.03
Environmental Permits	§ 3.15(f)
ERISA	§ 3.10(a)
ERISA Affiliate	§ 3.10(b)
Exchange Act	§ 3.07(a)
Exchange Agent	§ 2.02(a)
Exchange Fund	§ 2.02(a)
Exchange Ratio	§ 2.01(a)
Fee	§ 8.03(b)
Financing	§ 6.16(a)
Financing Amount	§ 6.16(a)
Financing Letter	§ 6.16(b)
GAAP	§ 3.07(b)
Government Antitrust Entity	§ 6.08(b)
Governmental Authority	§ 3.05(b)
Hedging Arrangement	§ 3.23
HSR Act	§ 3.05(b)
IRS	§ 3.10(a)
Law	§ 3.05(a)
Liens	§ 3.12(b)
Material Company Contracts	§ 3.17(a)
Material Parent Contracts	§ 4.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	§ 3.10(a)

Multiple Employer Plan	§ 3.10(b)
New Plans	§ 6.15(b)
NYSE	§ 2.02(e)(ii)
Order	§ 7.01(d)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Debt Agreement	§ 4.16(a)(ii)
Parent Disclosure Schedule	Article IV
Parent Intellectual Property	§ 4.13(a)
Parent Leased Real Property	§ 4.12(c)
Parent Owned Intellectual Property	§ 4.13(b)
Parent Owned Real Property	§ 4.12(b)
Parent Permits	§ 4.06
Parent Plans	§ 4.10(a)
Parent Preferred Stock	§ 4.03(a)
Parent Real Property	§ 4.12(c)
Parent SEC Reports	§ 4.07(a)
Parent Stock Options	§ 4.03(a)
Parent Stock Option Plans	§ 4.03(a)
Parent Stockholders’ Meeting	§ 6.01(a)
Parent Subsidiary	§ 4.01(a)
Proposing Party	§ 6.04(c)
Proxy Statement	§ 6.01(a)
Real Property	§ 3.12(b)
Registration Statement	§ 6.01(a)
Representatives	§ 6.03(a)
Requisite Company Vote	§ 3.19(b)
Requisite Parent Vote	§ 4.18(b)
Rights	§ 3.03(a)
SEC	§ 3.07(a)
Securities Act	§ 3.07(a)
Share Issuance	Recitals
Shares	§ 2.01(a)
Stockholders’ Meetings	§ 6.01(a)
Subject Party	§ 6.04(c)
Substitute Option	§ 2.04(a)
Superior Proposal	§ 6.04(d)
Surviving Corporation	§ 1.01
Takeover Statute	§ 3.22
Terminating Company Breach	§ 8.01(h)
Terminating Parent Breach	§ 8.01(i)
Third Party Acquisition	§ 8.03(e)
Transition Committee	§ 6.14(f)
Voting Debt	§ 3.03(a)

SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

SECTION 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the DGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Chancery Court. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in or by any of the above-named courts.

SECTION 9.09. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMCO RECYCLING INC.

By	/s/ Richard L. Kerr
Name:	Richard L. Kerr
Title:	President and Chief Executive Officer

SILVER FOX ACQUISITION COMPANY

By	/s/ Richard L. Kerr
Name:	Richard L. Kerr
Title:	President

COMMONWEALTH INDUSTRIES, INC.

By	/s/ Steven Demetriou
Name:	Steven Demetriou
Title:	President and Chief Executive Officer